UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29484 / October 25, 2010

_____

In the Matter of	:
	:
JACKSON NATIONAL LIFE INSURANCE COMPANY	:
JNL SERIES TRUST	:
JACKSON NATIONAL ASSET MANAGEMENT, LLC	:
1 Corporate Way	:
Lansing, Michigan 48951	:
	:
JACKSON NATIONAL LIFE INSURANCE	:
COMPANY OF NEW YORK	:
2900 Westchester Avenue, Suite 305	:
Purchase, New York 10577	:
	:
JNL VARIABLE FUND LLC	:
225 West Wacker Drive, Suite 1200	:
Chicago, Illinois 60606	:
	:
(812-13765)	:

_____:

ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING AN EXEMPTION FROM SECTIONS 12(d)(1)(A) AND (B) OF THE
ACT, UNDER SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING AN
EXEMPTION FROM SECTION 17(a) OF THE ACT, AND UNDER SECTION 6(c) OF
THE ACT FOR AN EXEMPTION FROM RULE 12d1-2(a) UNDER THE ACT

Jackson National Life Insurance Company, JNL Series Trust, Jackson National Asset
Management, LLC, Jackson National Life Insurance Company of New York, and JNL
Variable Fund LLC, filed an application on April 8, 2010, and amendments to the
application on September 22, 2010 and September 24, 2010, requesting an order under
section 12(d)(1)(J) of the Investment Company Act of 1940 (the "Act") granting an
exemption from sections 12(d)(1)(A) and (B) of the Act, under sections 6(c) and 17(b) of
the Act granting an exemption from sections 17(a)(1) and (2) of the Act, and under section
6(c) of the Act for an exemption from rule 12d1-2(a) under the Act. The order would (a)
permit certain series of registered open-end management investment companies to acquire
shares of other registered open-end management investment companies and unit
investment trusts that are within or outside the same group of investment companies, and
(b) permit certain series of registered open-end management investment companies relying
on rule 12d1-2 under the Act to invest in certain financial instruments.

On September 27, 2010, a notice of the filing of the application was issued (Investment Company Act Release No. 29442). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in and consistent with the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions are reasonable and fair and do not involve overreaching, and the proposed transactions are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

Accordingly,

IT IS ORDERED, that the relief requested under section 12(d)(1)(J) of the Act from sections 12(d)(1)(A) and (B) of the Act, under sections 6(c) and 17(b) of the Act from sections 17(a)(1) and (2) of the Act, and under section 6(c) of the Act for an exemption from rule 12d1-2(a) under the Act by Jackson National Life Insurance Company, et al. (File No. 812-13765) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary